SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of March 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On March 2, 2009 Telvent GIT, S.A.’s (“Telvent”) controlling shareholder, Abengoa, S.A., issued a press release in Spanish updating the information contained in its November 19, 2008 press release. An English translation of the press release is set forth below:
“In order to update the information provided as relevant fact of this entity of date November 19, 2008, we confirm the interest of different candidates of industrial character for the possible acquisition of Abengoa’s participation in Telvent.
We continue, therefore, with the analysis and valuation of the different alternatives, without up to the date there exists no other circumstance that allows to anticipate its immediate conclusion.
The above mentioned process will spread throughout next months, and as already we indicate in our first statement, it is submitted to the character of confidential.”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Manuel Sánchez
Name: Title:	Manuel Sánchez Chief Executive Officer
Date: March 2, 2009